SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TOLL BROTHERS, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE,
WITH AN EXERCISE PRICE EQUAL TO OR GREATER THAN $27.24 PER SHARE
(TITLE OF CLASS OF SECURITIES)
NOT APPLICABLE
(CUSIP NUMBER OF CLASS OF SECURITIES)
JOEL H. RASSMAN
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
TOLL BROTHERS, INC.
250 GIBRALTAR ROAD
HORSHAM, PA 19044
(215) 938-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)
COPY TO:
DARRICK M. MIX, ESQUIRE
WOLFBLOCK LLP
1650 ARCH STREET, 22 ND FLOOR
PHILADELPHIA, PA 19103-2097
(215) 977-2006

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$16,941,793	$665.81

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,635,725 shares of common stock of Toll Brothers, Inc. having an aggregate value of $16,941,793 as of June 5, 2008, will be surrendered and cancelled pursuant to this offer. The aggregate value of such options was calculated based on a lattice option valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$665.81	Filing party:	Toll Brothers, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	June 16, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1
☒ issuer tender offer subject to Rule 13e-4
☐ going private transaction subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 16, 2008, as amended and supplemented by Amendment No. 1 thereto filed with the Securities and Exchange Commission on July 1, 2008 (collectively, the “Schedule TO”), by Toll Brothers, Inc., a Delaware corporation (the “Company”), relating to an offer by the Company to eligible employees to exchange certain stock options to purchase shares of its common stock, par value $0.01 per share, issued and outstanding under the Toll Brothers, Inc. Stock Incentive Plan (1998) (the “1998 Plan”) and the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) (the “2007 Plan,” and, together with the 1998 Plan, the “Plans”), having exercise prices equal to or greater than $27.24 per share, for replacement options issued under the Plans representing the right to purchase fewer shares at an exercise price equal to the closing price of the Company’s common stock on the New York Stock Exchange on the date of grant, upon the terms and subject to the conditions set forth in the Offering Memorandum dated June 16, 2008 (the “Offering Memorandum”) and the related Form of TBI Stock Option Exchange Program Election Form (together with the Offering Memorandum, as they may be amended from time to time, the “Offer”).
     The information in the Offer, a copy of which was previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, is hereby amended and supplemented to the extent specifically provided herein.
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:
(a)(1)(xiv)	Third Reminder Communication to Eligible Toll Brothers, Inc. Employees, to be delivered on or about July 16, 2008.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2008	TOLL BROTHERS, INC.
	By:	Joseph R. Sicree
Joseph R. Sicree
Senior Vice President and Chief Accounting Officer

INDEX TO EXHIBITS

(a)(1)(i)*	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated June 16, 2008.

(a)(1)(ii)*	Form of TBI Stock Option Exchange Program Election Form.

(a)(1)(iii)*	Communication to Regional Presidents, Group Presidents, Division Presidents, Corporate Senior Vice Presidents and Selected Department Heads and Managers of Toll Brothers, Inc., dated June 16, 2008.

(a)(1)(iv)*	Communication to Eligible Toll Brothers, Inc. Employees Announcing the Opening of the Exchange Program, to be delivered via e-mail on or around June 16, 2008.

(a)(1)(v)*	Communication to Eligible Toll Brothers, Inc. Employees from the Chief Executive Officer, to be delivered on or around June 16, 2008.

(a)(1)(vi)*	Highlights of the Toll Brothers Stock Option Exchange Program.

(a)(1)(vii)*	Form of Communication to Tendering Toll Brothers, Inc. Employees Confirming Receipt of TBI Stock Option Election Form.

(a)(1)(viii)*	Form of Replacement TBI Stock Option Exchange Program Election Form.

(a)(1)(ix)*	Reminder Communication to Eligible Toll Brothers, Inc. Employees, to be delivered on or about July 3, 2008.

(a)(1)(x)*	Second Reminder Communication to Eligible Toll Brothers, Inc. Employees, to be delivered on or about July 10, 2008.

(a)(1)(xi)*	Form of TBI Stock Option Exchange Program Election Confirmation Form to be delivered on or around July 18, 2008.

(a)(1)(xii)	Toll Brothers, Inc. Annual Report on Form 10-K for the period ended October 31, 2007, filed with the Securities and Exchange Commission on December 21, 2007 is hereby incorporated by reference.

(a)(1)(xiii)	Toll Brothers, Inc. Quarterly Report on Form 10-Q for the period ended April 30, 2008, filed with the Securities and Exchange Commission on June 6, 2008 is hereby incorporated by reference.

(a)(1)(xiv)**	Third Reminder Communication to Eligible Toll Brothers, Inc. Employees, to be delivered on or about July 16, 2008.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Definitive Proxy Statement on Schedule 14A for Toll Brothers, Inc.’s 2008 Annual Meeting of Stockholders held on March 12, 2008 is hereby incorporated by reference.

(a)(5)(ii)*	Consent of Independent Registered Public Accounting Firm

(b)	Not applicable.

(d)(1)
Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 4 of the Toll Brothers, Inc. Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 25, 1998, File No. 333-57645.

(d)(2)
Amendment to the Toll Brothers, Inc. Stock Incentive Plan (1998), effective March 22, 2001, is hereby incorporated by reference to Exhibit 10.4 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2001.

(d)(3)
Amendment to the Toll Brothers, Inc. Stock Incentive Plan (1998), effective December 12, 2007, is hereby incorporated by reference to Exhibit 10.12 of Toll Brothers, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2007.

(d)(4)
Amendment to the Toll Brothers, Inc. Stock Incentive Plan (1998), effective as of December 12, 2007, is hereby incorporated by reference to Exhibit 10.4 of Toll Brothers, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2008.

(d)(5)
Form of Incentive Stock Option Grant for Executive Officers pursuant to the Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.2 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.

(d)(6)
Form of Non-Qualified Stock Option Grant for Executive Officers pursuant to the Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.3 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.

(d)(7)
Form of Non-Qualified Stock Option Grant for Non-Employee Directors pursuant to Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.4 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2004.

(d)(8)
Form of Stock Award Grant for Directors pursuant to Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.1 of Toll Brothers, Inc.’s Current Report on Form 8-K with the Securities and Exchange Commission on December 17, 2004.

(d)(9)
Form of Stock Award Grant for Individual Grantee pursuant to Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.1 of Toll Brothers, Inc.’s Current Report on Form 8-K with the Securities and Exchange Commission on April 8, 2005.

(d)(10)
Stock Award to Robert I. Toll pursuant to the Toll Brothers, Inc. Stock Incentive Plan (1998) is hereby incorporated by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2007.

(d)(11)
Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Addendum A to Toll Brothers, Inc.’s Definitive Proxy Statement on Schedule 14A for the Toll Brothers, Inc. 2007 Annual Meeting of Stockholders held on March 14, 2007.

(d)(12)
Amendment to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007), effective December 12, 2007, is hereby incorporated by reference to Exhibit 10.20 of Toll Brothers, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2007.

(d)(13)
Amendment to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007), effective as of December 12, 2007, is hereby incorporated by reference to Exhibit 10.3 of Toll Brothers, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2008.

(d)(14)
Form of Non-Qualified Stock Option Grant pursuant to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Exhibit 10.1 of Toll Brothers, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2007.

(d)(15)
Form of Addendum to Non-Qualified Stock Option Grant pursuant to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Exhibit 10.3 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2007.

(d)(16)
Form of Stock Award Grant pursuant to the Toll Brothers, Inc. Stock Incentive Plan for Employees (2007) is hereby incorporated by reference to Exhibit 10.4 of Toll Brothers, Inc.’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2007.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed by the Company on June 16, 2008.

**	Filed electronically herewith.